TO:    All Proxicom Employees
FROM: Jeff Lynn, Vice President and General Manager, Compaq Global Services Raul Fernandez, Chairman and CEO, Proxicom, Inc.

Today, Compaq announced an acquisition agreement with Proxicom, designed to complement and strengthen its Global Services capability and broaden its value proposition to global, enterprise customers.

Global Services is a key element of Compaq's overall growth strategy and is expected to grow to 30% of the company's revenue over the next few years, up from 21% today. This agreement will support that growth, particularly through the addition of Proxicom's industry expertise, e-business strategy and creative skills, and excellent customer relationships.

Proxicom employees and customers will benefit from the agreement as well, now having access to Compaq's global operations, product and services technical expertise and delivery depth. We expect our complementary skills, technologies, methodologies and cultures to produce immediate, tangible benefits.

Over the coming weeks, we will be working together to ensure a smooth integration of our businesses. During this transition period, we encourage you to communicate openly and often with your manager. We will provide you with information regarding your personal interests, as well as tools to assist you in continuing to deliver excellent service to our customers.

Today is a banner day for all of us. We look forward to meeting with you and discussing this in greater detail in our upcoming "Office Tour".

Regards,

Jeff and Raul